UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2020

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The audit report of Ernst & Young LLP dated March 27, 2018 on the annual financial statements of the Registrant for its year ended December 31, 2017 that is being furnished as an exhibit to this Report on Form 6-K has been prepared in accordance with applicable requirements including applicable provincial professional requirements in Canada. It contains certain additional information that was not required to be included in the audit report prepared in accordance with applicable U.S. securities law and Public Company Accounting Oversight Board requirements that was filed with the Securities and Exchange Commission as part of the Registrant’s Amendment No. 1 on Form 20-F/A.

EXHIBIT LIST

Exhibit	Description
99.1	Ernst & Young LLP - Report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: August 4, 2020	By:	/s/ Kenneth Galbraith
		Name	Kenneth Galbraith
		Title:	Chief Executive Officer